UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31559 / April 20, 2015

In the Matter of

GRIFFIN INSTITUTIONAL ACCESS REAL ESTATE FUND
GRIFFIN CAPITAL ADVISOR, LLC

Griffin Capital Plaza
1520 Grand Avenue
El Segundo, CA 90245

(812-14373)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(c) AND 18(i) OF THE ACT, UNDER
SECTIONS 6(c) AND 23(c)(3) OF THE ACT GRANTING AN EXEMPTION FROM RULE
23c-3 UNDER THE ACT AND PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER
THE ACT

Griffin Institutional Access Real Estate Fund and Griffin Capital Advisor, LLC filed an
application on October 16, 2014, and an amendment to the application on March 3, 2015
requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting
an exemption from sections 18(c) and 18(i) of the Act, under sections 6(c) and 23(c)(3) of the
Act granting an exemption from rule 23c-3 under the Act and pursuant to section 17(d) of the
Act and rule 17d-1 under the Act. The order permits certain registered closed-end management
investment companies to issue multiple classes of shares and to impose asset-based distribution
fees and early withdrawal charges.

On March 23, 2015, a notice of the filing of the application was issued (Investment Company
Act Release No. 31509). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that proposed repurchases will be made in a manner which does not unfairly
discriminate against any holders of the class or classes of securities to be purchased.

It is further found that the investment company's institution of asset-based distribution fees is consistent with the provisions, policies, and purposes of the Act, and is not on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Griffin Institutional Access Real Estate Fund and Griffin Capital Advisor, LLC (File No. 812-14373),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(c) and 18(i) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's institution of asset-based distribution fees is approved, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary